Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester, CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

April 23, 2009

H. Christopher Owings
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549-5546

Re:          Solar Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed April 8, 2009

Dear Mr. Owings,

We are hereby requesting acceleration of effectiveness of the above referenced S-1 Registration Statement, as amended, in accordance with Rule 461 under the Securities Act of 1933. We are requesting effectiveness as of 4:00 P.M. EST on Friday, April 24, 2009 or as soon as there after practicable.

In conjunction with this request for acceleration of the effective date of the above referenced registration statement, the registrant acknowledges that:

•   the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the Registrant may not assert the Commission’s action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information to grant effectiveness, please advise.

Please notify the undersigned upon effectiveness of the Registration at my fax at 951-602-6049.

Thank you for your assistance.

Sincerely,

/s/ jis
Jillian Ivey Sidoti
Counsel for Solar Acquisitions Corp, Inc.

du/JIS

cc: Clients